UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                                 DR. MEIR BAREL
                          C/O STAR VENTURES MANAGEMENT
                    POSSARTSTRASSE 9; D-81679 MUNICH, GERMANY
                          TELEPHONE NO.: 49 89 4194 300
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 17, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), AND EACH OF SUCH SERIES B SHARES IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dr. Meir Barel
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            66,088,382 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0 *
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        66,088,382 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,088,382 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.8%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 19,963,515 Shares and debentures convertible into 2,530,111 Shares.

** Based on 184,789,238 Shares outstanding (consisting of 162,295,612 Shares outstanding (on an as converted basis) as disclosed in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission ("SEC") on May 15, 2007, warrants exercisable into 19,963,515 Shares and debentures convertible into 2,530,111 Shares).

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Venture Capital Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            394,689
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        394,689
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     394,689
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%*
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Based on 162,295,612 Shares outstanding (on an as converted basis) as disclosed in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Ventures Managementgesellschaft mbH Nr. 3
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            44,134,628 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        44,134,628 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     44,134,628 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.8%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 13,329,956 Shares and debentures convertible into 2,530,111 Shares.

** Based on 178,155,679 Shares outstanding (consisting of 162,295,612 Shares outstanding (on an as converted basis) as disclosed in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007, warrants exercisable into 13,329,956 Shares and debentures convertible into 2,530,111 Shares).

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Star-Seed Managementgesellschaft mbH
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            21,559,065 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        21,559,065 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,559,065 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.8%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 6,633,559 Shares.

** Based on 168,929,171 Shares outstanding (consisting of 162,295,612 Shares outstanding (on an as converted basis), as disclosed in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007, and warrants exercisable into 6,633,559 Shares).

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

ITEM 1. SECURITY AND ISSUER.

     This Amendment No.1 amends and supplements the statement in respect of the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), a Delaware corporation filed by Mr. Meir Barel ("Barel"), SVM Star Venture Capital Management Ltd. ("Star Israel"), SVM Star Ventures Managementgesellschaft mbH Nr. 3 ("SVM3"), and Star-Seed Managementgesellschaft mbH ("Star GmbH") with the Securities and Exchange Commission on December 21, 2006 (the "Statement").

     Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Statement.

     The following amends and supplements Items 3, 4, 5, 6 and 7 of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The acquisition of 1,111,112 Shares (and warrants exercisable into 1,666,668 Shares for no additional consideration) for the aggregate sum of US$100,000.08 beneficially owned by Barel and SVM3 (as more fully described in Item 4 below) was funded by SVM3 from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 13, 2007 SVM3 and Elie Barr ("Barr") entered into a Board Designation and Trust Agreement (the "Agreement") under which Barr will be appointed as a member of the Issuer's board of directors for an unlimited period of time. The Agreement is attached hereto as Exhibit 1.

     In consideration of his services, Barr will receive a monthly fee of US$3,000. As additional consideration, SVM3 shall subscribe to purchase Issuer's shares ("Trust Shares") and warrants ("Trust Warrants") for an aggregate purchase price of US$100,000. The Trust Shares and Trust Warrants will be held in trust by SVM3 and together with proceeds from any sales thereof shall be maintained by SVM3 in a separate securities account. Barr shall be entitled to receive Excess Trust Proceeds (as defined in the Agreement attached hereto) subject to a vesting period of 36 (thirty six) months beginning on the date he is appointed to the Issuer's board of directors.

     Barr may, from time to time, instruct SVM3 to sell Trust Shares in a broker transaction in the public market and the proceeds shall be deposited in the separate securities account. SVM3 shall be obligated to sell Trust Shares and Trust Warrant Shares if at the time of sale it concludes that such sales are in compliance with all applicable laws and regulations. In the event of termination of the Agreement prior to full vesting, the unvested part of the Trust Shares and Trust Warrants, along with the unvested portion of the Excess Trust Proceeds, shall be distributed to SVM3.

     Additionally, SVM3 may, at its sole discretion, elect to grant Barr a success bonus in an amount of up to US$50,000 based on parameters to be determined by SVM3.

     For the avoidance of any and all doubt, while acting as a member of the board of directors, Barr's duty of loyalty and duty of care shall be owed to the Company.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     THE FOREGOING DESCRIPTION OF THE AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THE AGREEMENT FILED AS EXHIBIT HERETO (SEE ITEM 7), WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

FOR BAREL:

(a), (b) Percentages are based on 184,789,238 Shares outstanding (on an as converted basis), consisting of 162,295,612 Shares outstanding as of May 15, 2007, as reported in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007, and 22,493,626 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate). As of May 17, 2007, Barel may be deemed the beneficial owner, and to share the power to vote and dispose of, 63,310,602 Shares (including warrants exercisable into 18,296,847 Shares and Debentures convertible into 2,530,111 Shares) beneficially owned by SVM 3, Star Israel and Star GmbH representing approximately 34.26% of the Shares outstanding (on an as converted basis) and the power to vote 2,777,780 (including warrants exercisable into 1,666,668 Shares) held in trust for Barr by SVM3. Barel disclaims ownership of 2,777,780 Shares (including warrants exercisable into 1,666,668 Shares).

FOR STAR ISRAEL:

(a), (b) Percentages are based on 162,295,612 Shares outstanding (on an as converted basis) as of May 15, 2007, as reported in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007. Star Israel is the beneficial owner of the 394,689 Shares representing approximately 0.24% of the Shares outstanding (on an as converted basis).

FOR SVM3:

(a), (b) Percentages are based on 178,155,679 Shares outstanding (on an as converted basis), consisting of 162,295,612 Shares outstanding as of May 15, 2007, as reported in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007, and 2,777,780 Shares (on an as converted basis) held in trust for Barr. As of May 17, 2007, SVM3 is the beneficial owner of, and shares the power to vote and dispose of, 41,356,848 Shares owned by itself (including warrants exercisable into 11,663,288 Shares) representing approximately 23.21% of the Shares outstanding (on an as converted basis), as well as the power to vote 2,777,780 (including warrants exercisable into 1,666,668 Shares) held in trust for Barr. SVM3 disclaims ownership of such 2,777,780 Shares.

FOR STAR GMBH:

(a), (b) Percentages are based on 168,929,171 Shares outstanding (on an as converted basis) consisting of 162,295,612 Shares outstanding as of May 15, 2007, as reported in the Issuer's Form 10-QSB filed with the SEC on May 15, 2007, and warrants exercisable into 6,633,559 Shares. Seed GmbH is the beneficial owner, and shares the power to vote and dispose of, 21,559,065 Shares representing approximately 12.76% of the Shares outstanding (on an as converted basis).

For all Reporting Persons:

(c) Except as set forth herein, within the last 60 days, the Reporting Persons have not effected any transactions in the Shares.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

(d) Except as set forth in this Item 5, no person other than the Reporting Persons and Barr is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except as described under Item 4 above, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Board Designation and Trust Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. A joint filing agreement filed with the SEC on December 21, 2006 is incorporated herein by reference.

Dated: May 29, 2007

/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM Star Venture Capital Management Ltd.

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Managing Director


Star-Seed Managementgesellschaft mbH

By: /s/ Dr. Meir Barel
----------------------
Dr. Meir Barel, Managing Director


                                       8